LAREDO PETROLEUM HOLDINGS, INC.
15 W. SIXTH STREET, SUITE 1800
TULSA, OKLAHOMA 74119

October 16, 2013

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 12, 2013
Form 10-Q for the Fiscal Quarter ended June 30, 2013
Filed August 8, 2013
Response Letter dated August 30, 2013
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum Holdings, Inc. (the “Company”), a Delaware corporation, to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2013 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, File No. 001-35380, filed with the Commission on March 12, 2013 (the "Form 10-K") and the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2013, File No. 001-35380, filed with the Commission on August 8, 2013.

For your convenience, each response is prefaced by the Staff's corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2012
Business, page 7
Production, revenues and price history, page 18

1.
Tell us the extent to which the amounts in your table under the heading "Average sales prices with hedges" would need to change to utilize settlement proceeds net of all costs incurred in connection with the derivative instruments for which settlement proceeds are currently reflected in the measures that you disclose. We would like to understand the extent to which you have enhanced settlement proceeds by incurring premiums or other costs in acquiring or modifying the terms of your derivative instruments. Please submit the revisions that you propose to include the average sales prices with hedges net of costs incurred and to clarify the manner by which your measures have been computed.

Response: The Company's average sales prices with hedges, net of all costs incurred in connection with the derivative instruments for which settlement proceeds are currently reflected, on a per barrel of oil equivalent (“BOE”) for the years ended December 31, 2012, 2011 and 2010, would decrease immaterially ($0.81 or 1%, $0.47 or 1% and $1.10 or 2%, per BOE, respectively). These changes were computed by determining the cash paid per BOE for premiums at inception or upon settlement for derivative contracts that settled during the respective periods. However, in future filings, the Company will modify the calculation of this metric to reflect such average sales prices with hedges net of all costs incurred and will provide a footnote to such "Average sales prices with hedges" to describe and to clarify that this metric includes current period settlements of matured derivative instruments in accordance with GAAP and an adjustment to reflect premiums and other costs incurred previously or upon settlement that are attributable to instruments settled in the period.

Selected Historical Financial Data, page 48
Non-GAAP financial measures and reconciliation, page 49

2.
We understand from your response to prior comments one and two that you present Adjusted EBITDA as a non-GAAP measure of operating performance. However, based on your response to prior comment three it appears your computation results in a measure that reflects derivative settlement proceeds including amounts representing recovery of premiums and other costs paid to acquire or modify these instruments. We do not believe that settlement amounts in excess of the cumulative gain or loss recognized under GAAP are appropriately reflected in non-GAAP performance measures. Accordingly, it appears you should replace the adjustments identified in your Adjusted EBITDA reconciliation as "Unrealized losses (gains) on derivative financial instruments" with an adjustment to eliminate the total derivative gain or loss reported in your Statements of Operations for each period, and a second adjustment to reflect the current period cash settlements of derivatives, net of any premiums and other costs incurred previously or upon settlement that are attributable to these instruments. Alternatively, you may show gross settlement proceeds and include a third adjustment to eliminate recovery amounts.

Response: In future filings, the Company will modify its definition of Adjusted EBITDA by replacing the adjustment identified in the Adjusted EBITDA reconciliation as "Unrealized losses (gains) on derivative financial instruments" with (i)an adjustment to eliminate the total derivative gain or loss reported in the statements of operations for each period ("Total (gain) loss on derivative financial instruments"), (ii) an adjustment to reflect the current period cash settlements of matured derivative contracts ("Cash settlements of matured derivative financial instruments"), and (iii) an adjustment to reflect premiums and other costs incurred previously or upon settlement that are attributable to instruments settled in the period ("Premiums paid for derivative financial instruments that matured during the period"). A tabular illustration of the proposed changes is reflected below.

For the period ended
(in thousands)	20XX
Net income (loss)	$ XX
Plus:	XX
Interest expense	XX
Depreciation, depletion and amortization	XX
(Gain) loss on disposal of assets	XX
Total (gain) loss on derivative financial instruments	XX
Cash settlements of matured derivative financial instruments	XX
Premiums paid for derivative financial instruments that matured during the period	XX
Non-cash stock-based compensation	XX
Income tax expense (benefit)	XX
Adjusted EBITDA	$ XX

Also, to provide additional transparency on the impact of cash associated with derivative instruments, the Company will evaluate the materiality of timing differences related to oil contracts where settlement has occurred but the cash receipt has yet to occur as of the end of each of the respective reporting periods. If material, the Company will further modify the definition of Adjusted EBITDA to reflect these timing adjustments. The inclusion of premiums incurred previously or upon settlement in the Adjusted EBITDA calculation for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 would result in an immaterial reduction of approximately $9.1 million or 2%, $4.1 million or 1%, $5.7 million or 3%, $7.1 million or 7% and $1.1 million or 2% of the Adjusted EBITDA values presented in the Form 10-K, respectively.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

3.
We note that you adjust net income for the amortization of premiums paid for derivative instruments in computing net cash provided by operating activities. Please describe for us the accounting policy that you have established that results in the amortization of premiums paid for derivative instruments and explain why you believe accounting for such amounts apart from the fair value of the derivative instruments is not contrary to the guidance in FASB ASC 815-10-35-1. If you do not believe that premiums paid to acquire or modify derivative instruments reflect the fair value of the underlying terms, and would not otherwise be properly reflected in the application of mark-to-market accounting for derivative instruments, explain your rationale. Also explain why the effects represented by your three derivative-related reconciling items are not taken into account in computing the adjustments for changes in operating assets and liabilities.

Response: The premium payments and the fair market value of deferred premiums to acquire or modify derivative instruments reflect the fair value of the underlying instrument at inception and are, therefore, reflected in the application of mark-to-market accounting in the period in which they occur. In recent years, all of the Company's premiums associated with derivative contracts have been deferred until the settlement date of the underlying contracts from which they derive. These deferred premiums represent a fixed fee payable in future periods and, as such, the Company utilizes a net present value calculation to determine the fair value of deferred premiums. As commodity derivative contracts containing deferred premiums are entered into, the Company discounts the associated deferred premium to its net present value at the contract trade date and then records the change in net present value to interest expense over the period from trade until the final settlement date at the end of the contract. The Company acknowledges the Staff comment and confirms it has not amortized premiums and will clarify the associated terminology as described below.

The three reconciling items on the consolidated statements of cash flows explain the change in derivative instruments reported on the consolidated balance sheets for the periods presented. The Company presents these items separately from the changes in operating assets and liabilities in order to provide the user with useful information regarding the cash and non-cash changes in derivative financial instruments.

In future filings, the Company will modify the language describing the changes in derivatives to replace "unrealized amounts" with (i) "Total (gain) loss on derivative financial instruments", (ii) "Cash settlements of matured derivative financial instruments" and (iii) "Cash premiums paid for derivative financial instruments". A tabular illustration of this change is reflected below. In addition, the Company will modify the language describing amortization of derivative instruments on the consolidated statements of cash flows to "Change in net present value of deferred premiums for derivative financial instruments".

For the period ended
(in thousands)	20XX
Mark-to-market on derivatives:	XX
Total (gain) loss on derivative financial instruments	XX
Cash settlements of matured derivative financial instruments	XX
Change in net present value of deferred premiums for derivative financial instruments	XX
Cash premiums paid for derivative financial instruments	XX

Note F- Derivative financial instruments, page F-20
4 - Gain (loss) on derivatives, page F-23

4.We have read your response to prior comment three and note that your calculations of realized and unrealized gains and losses on derivative instruments do not independently reflect the current period change in fair value, and are therefore inconsistent with gains and losses computed in accordance with FASB ASC 815-10-35-2. We also note that although you indicate in response to prior comment two that your intention is not to reflect cash flows associated with derivatives settled in your non-GAAP performance measures, the adjustments you describe appear to yield this result. Given that you have not applied hedge accounting to your derivative instruments we do not see adequate rationale for reference to realized and unrealized amounts in your financial statements and MD&A, and therefore believe such disclosures should be replaced with captions and narratives that coincide with GAAP. Also, any adjustments made in computing your non-GAAP performance measures to simulate the effects of hedge accounting should be limited to those that are necessary to yield a result equivalent to the cumulative gain or loss recognized under GAAP; e.g., premiums or other costs paid to acquire or modify derivative instruments should be deducted from settlement proceeds.

Response: In light of the Staff's comments, and as noted in response to the comments above, in future filings, all terminology that references "realized" or "unrealized" gains and losses will be replaced with terminology that coincides more accurately with GAAP; e.g.,"Total gain (loss) on derivative financial instruments". Accordingly, the table on page F-24 that details realized and unrealized gain (loss) will be removed from future filings.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

5.Please revise the accounting and disclosures in your two subsequent interim reports as necessary to conform with the changes required in your annual report.

Response: Due to the minimal impact of the Company's proposed modifications in response to the Staff comments, the Company considers the revisions to the disclosure terminology detailed in the narratives and the tables provided in the responses above immaterial and, therefore, proposes that the use of the modifications in future filings is sufficient to satisfy the Staff's comments. Based on such consideration, the Company believes that its filed Form 10-K and two subsequent interim reports are materially correct and clear and, therefore, believes that no amendment to the existing filings are necessary. In addition, in the event the Staff is able to consider and approve the responses set forth herein in an expedited manner, the Company will incorporate these modifications in its Form 10-Q for the third quarter of 2013, which the Company currently anticipates filing on or about November 7, 2013.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum Holdings, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Michael Fay, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

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